Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Six Months Ended
	May 31,
	2015	2014 (a)

Net income	$271	$78
Income tax expense, net	7	2
Income before income taxes	278	80
Fixed charges
Interest expense, net	114	143
Interest portion of rent expense (b)	11	10
Capitalized interest	10	11
Total fixed charges	135	164
Fixed charges not affecting earnings
Capitalized interest	(10)	(11)
Earnings before fixed charges	$403	$233
Ratio of earnings to fixed charges	3.0	1.4

(a) Revised as discussed in Note 1 to the consolidated financial statements.

(b) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.